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                           October 7, 2022

       Jeffrey Karsh
       Chief Executive Officer
       1st stREIT Office Inc.
       11601 Wilshire Boulevard, Suite 1690
       Los Angeles, CA 90025

                                                        Re: 1st stREIT Office
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 5
                                                            Filed October 3,
2022
                                                            File No. 024-11317

       Dear Jeffrey Karsh:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Victor Rivera Melendez at 202-551-4182 and Jeffrey Gabor at 202-551-
       2544 and with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Mark Schonberger